Vitro Biopharma, Inc.

3200 Cherry Creek Drive South, Suite 410

Denver, CO 80209

August 23, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson and Alan Campbell

Re:	Vitro Biopharma, Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed August 8, 2024
File No. 333-267366

Dear Ms. Dickerson and Mr. Campbell:

Vitro Biopharma, Inc. (the “Company,” or “we”), is submitting this letter in response to comments from the staff of the Securities and Exchange Commission contained in its letter dated August 20, 2024, relating to the above-referenced Registration Statement on Form S-1. For ease of review, we have set forth below the comment of your letter followed by the Company’s response thereto.

Amendment No. 10 to Registration Statement on Form S-1

Prospectus Summary

Note Transactions in 2022, 2023 and 2024, page 8

1.	We note your response to prior comment 6, including your revised disclosures on pages 10, Alt-1, Alt-13, and Alt-19 providing additional detail about the securities that are covered by the resale prospectus. In these revised disclosures, you refer to “the Consolidated Note in the principal amount of $4,150,000.” However, other disclosures in your prospectus indicate that the Consolidated Note has an aggregate principal amount of $4,125,000. Please reconcile your disclosures or advise.

Response:

The consolidated note has a principal amount of $4,125,000. The Company respectfully notes that the resale offering has been removed from the registration statement, and the references to the principal amount of $4,150,000, which were included in the discussion of the resale offering, have been removed accordingly.

2.

Please further revise this section to disclose how you determined the number of shares underlying the Consolidated Note. For example, we note your disclosure that 984,848 shares are issuable upon conversion of $1,625,000 in principal amount of the Consolidated Note pursuant to an optional conversion feature under the note, equal to 200% of the shares issuable at an assumed conversion price of $3.30. However, we do not see any discussion of this optional conversion feature and it is unclear why the number of shares being registered is equal to 200% of the shares issuable.

Response:

The Company respectfully notes that the resale offering has been removed from the registration statement and the disclosure regarding the number the number of shares underlying the Consolidated Note, which was included in the discussion of the resale offering, has been removed accordingly

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3.	Please further revise to clarify when the shares issuable upon conversion of the Consolidated Note will be issued and whether interest will continue accruing on the note after the closing of your primary offering. In this regard, we note from your disclosures that the Consolidated Note is convertible commencing on the maturity date, which appears to be October 16, 2024 or, at your election, November 16, 2024, except that the maturity date will automatically be extended to 180 days from closing of your primary offering if such offering closes on or before October 16, 2024 or November 16, 2024, as applicable. To the extent that the beneficial ownership limitation will require Target Capital 16 LLC to sell significant quantities of your common stock on or prior to the maturity date of the Consolidated Note, please discuss whether these sales could exert downward pressure on your stock price.

Response:

The Company respectfully acknowledges the Staff’s comments and has added disclosure regarding the Consolidated Note in accordance with the Staff’s comment.

4.	Please revise this section to clarify if the default referenced on page 18 has caused or will cause you to default on any of your other notes.

Response:

The prospectus summary section has been revised to disclose that the default referenced on page 18 also constitutes an event of default certain other outstanding notes, but such cross-defaults have been waived by the holders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 74

5.	Please update your discussion of liquidity and capital resources to the most recent practicable date, including the letter agreement entered into on July 16, 2024, as disclosed on page 10, and debt outstanding in default, as disclosed on page 18. Please also clarify if the debt default has caused you, or will cause you, to default on any of your other outstanding indebtedness.

Response:

The Company respectfully acknowledges the Staff’s comments and has revised the liquidity and capital resources section in accordance with the Staff’s comment.

The Resale Offering, page Alt-17

6.	Please update the numbers in this section to reflect the increase in the number of shares being registered for resale.

Response:

The Company respectfully notes that the resale offering has been removed from the registration statement and accordingly this section has been removed.

7.	Please revise your disclosure in the first bullet point on page Alt-18 to clarify what “1,276,342” represents at the end of the bullet point.

Response:

The Company respectfully notes that the resale offering has been removed from the registration statement and accordingly this section has been removed.

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General

8.	We note your response to prior comment 17. Given, among other things, the pricing protection of the convertible notes, the size of the investment, and the affiliate status of the selling stockholders, please revise the registration statement to identify Target Capital 16, LLC and Alchemy Advisory LLC as underwriters and state that they will resell their shares at a fixed price.

Response:

The Company respectfully notes that the resale offering has been removed from the registration statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. The Company requests that the Staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously. If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact our outside counsel by phone at 212-398-2742 or by email at jcahlon@srfc.law.

Very truly yours,

/s/ Christopher Furman
Name:	Christopher Furman
Title:	Chief Executive Officer

cc:	Jeff Cahlon

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